BYLINE BANCORP, INC.

180 North LaSalle Street, Suite 300

Chicago, IL 60601

February 2, 2023

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549
Attention: David Lin

Re:	Byline Bancorp, Inc.
Registration Statement on Form S-3 (Registration Number 333-268793)
Request for Acceleration of Effectiveness

Dear Mr. Lin:

Pursuant to Rule 461 under the Securities Act of 1933, Byline Bancorp, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-268793), as amended, to February 6, 2023 at 4:00 p.m. E.T., or as soon thereafter as is practicable.

Please contact Jennifer D. King of Vedder Price P.C. at (312) 609-7835 as soon as practicable following the Registration Statement being declared effective or if you have any questions concerning this matter.

Very truly yours,

/s/ Roberto R. Herencia
Roberto R. Herencia
Executive Chairman and Chief Executive Officer